Press Release
FOR IMMEDIATE RELEASE
ALCAN’S BOARD RECOMMENDS SHAREHOLDERS REJECT ALCOA OFFER
Montreal, Canada — May 22, 2007 — Alcan Inc. (NYSE, TSX: AL) today announced that its Board of Directors unanimously recommends shareholders reject Alcoa Inc.’s (NYSE: AA) unsolicited offer to acquire Alcan. The Board determined that the offer is inadequate in multiple respects and is contrary to the best interests of Alcan’s shareholders. Accordingly, the Board recommends that Alcan shareholders not tender any of their shares to Alcoa.
Yves Fortier, Chairman of Alcan’s Board of Directors, stated, “Alcan’s Board of Directors has thoroughly evaluated Alcoa’s offer and concluded that it fails to meet the best interests of Alcan shareholders. It does not adequately reflect the value of Alcan’s extremely attractive assets, strategic capabilities and growth prospects, does not offer an appropriate premium for control of Alcan, and is highly conditional and uncertain. Furthermore, it is clear to us that Alcan and Alcoa have fundamentally different approaches and track records in creating shareholder value. We are convinced that the proposed Alcoa-led acquisition of Alcan is not the right choice for our shareholders.”
Mr. Fortier added, “We remain committed, as always, to acting in the best interests of our shareholders. Alcan has a proven record of sustainable value creation and responsible corporate citizenship. It also has a clear strategy and plan for future value creation. Given the rapidly evolving industry environment, we are continuously evaluating all options in the interest of shareholder value.”
Dick Evans, Alcan’s President and Chief Executive Officer, commented, “With world-leading assets and technology, an excellent operating record, strong projected cash flows and an exceptionally attractive pipeline of growth opportunities, there are many options available to Alcan to create value for its shareholders.
“Despite two years of approaches by Alcoa, at no time was Alcan presented a compelling proposal — either in terms of economics, structure or conditionality — that was in the best interests of our shareholders. Alcan remained disciplined throughout these discussions, insisting on basic safeguards for our shareholders before engaging in substantive negotiations. Alcoa’s consistent refusal to agree to standard and reasonable confidentiality and standstill agreements effectively terminated the talks. Alcan’s superior performance from both an operating and a share price perspective during this period validates the disciplined process we followed.”
Evans concluded, “Despite this unsolicited action by our closest competitor, we are extremely proud that our employees have responded positively by remaining fully focused on the tasks at hand — delivering outstanding products and services to our valued customers around the world. As we continue to move ahead, Alcan will remain true to its commitment to creating value for shareholders through a clear and successful strategy based on its core values.”

A copy of the Directors’ Circular, which sets forth in greater detail the Board’s recommendation and the reasons therefor, is being mailed to all Alcan shareholders. These reasons include, but are not limited to, the following:
•	The Alcoa Offer fails to compensate Alcan Shareholders for the value of Alcan’s extremely attractive asset base, technology, strategic capabilities and growth prospects.

•	The Alcoa Offer does not reflect an adequate premium for control of Alcan.

•	Under Alcoa’s own analysis, the Alcoa Offer does not compensate Alcan Shareholders adequately for the capitalized value of Alcoa’s own estimates of achievable synergies.

•	The consideration offered under the Alcoa Offer represents a discount to the current trading price of the Alcan Common Shares.

•	The Alcoa Offer is highly conditional and is subject to significant risks and uncertainties, both as to timing and ultimate outcome.

•	The value of the Alcoa Offer is uncertain and it will vary with the trading price of the Alcoa Shares.

•	The Board and its Strategic Committee, together with Alcan’s management, are actively building upon existing strategies to develop a full set of highest-value initiatives as well as continuing to explore alternatives consistent with the best interests of Alcan Shareholders.
In addition, Alcan’s lead financial advisor has provided a written opinion to the Board that, as of the date of the opinion, and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by holders of the Alcan Common Shares pursuant to the Alcoa Offer is inadequate, from a financial point of view, to such holders.
The financial advisors to Alcan related to this matter include Morgan Stanley and UBS. Alcan has also retained JP Morgan and RBC as additional financial advisors. Alcan’s legal advisors are Ogilvy Renault LLP and Sullivan & Cromwell LLP.
Additional Information About Alcoa’s Inadequate Offer
Alcan’s shareholders are strongly advised to read the Directors’ Circular because it contains important information about the Alcoa offer. Shareholders may also obtain a copy of the Directors’ Circular from the Company’s investor website at www.alcan.com. Copies will also be available at the Canadian SEDAR website at www.sedar.com and at the SEC’s website at www.sec.gov. The Directors’ Circular is being included as an exhibit to Alcan’s Recommendation Statement on Schedule 14D-9, which has been filed with the SEC. Alcan’s shareholders are also advised to read the Schedule 14D-9 and amendments thereto which may be filed by Alcan.

About Alcan
Alcan Inc. is a leading global materials company, delivering high quality products and services worldwide. With world-class technology and operations in bauxite mining, alumina processing, primary metal smelting, power generation, aluminum fabrication, engineered solutions as well as flexible and specialty packaging, today’s Alcan is well positioned to meet and exceed its customers’ needs. Alcan is represented by 68,000 employees, including its joint-ventures, in 61 countries and regions, and posted revenues of US$23.6 billion in 2006. The Company has featured on the Dow Jones Sustainability World Index consecutively since 2003. For more information, please visit: www.alcan.com.
Cautionary Statement
Statements made in this press release which describe the Company or management’s objectives, projections, estimates, expectations or predictions may be “forward-looking statements” within the meaning of securities laws. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company’s actual actions or results could differ materially from those expressed or implied in such forward-looking statements or could affect the extent to which a particular projection is realized. Reference should be made to the Company’s most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K for a list of factors that could cause such differences.

Media contact:	Investor contact:
Anik Michaud	Ulf Quellmann
Tel.: +1-514-848-8151	Tel.: +1-514-848-8368
media.relations@alcan.com	investor.relations@alcan.com